Exhibit 99.1

1500 Robert-Bourassa Blvd., 7th Floor
March 15, 2022	Montreal QC, H3A 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: TFI INTERNATIONAL INC. - AMENDED

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	March 18, 2022
Record Date for Voting (if applicable) :	March 18, 2022
Beneficial Ownership Determination Date :	March 18, 2022
Meeting Date :	April 28, 2022
Meeting Location (if available) :	Montreal, QC

Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	87241L109	CA87241L1094

Sincerely,

Computershare
Agent for TFI INTERNATIONAL INC.